Black Diamond Brands Corporation

(Formerly Black Diamond Holdings Corporation)

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

Consolidated Financial Statements

Page

Management’s Responsibility for Financial Reporting

2

Auditors’ Report

3

Comments by Auditors for U.S. Readers on Canada-

U.S. Reporting Difference

4

Consolidated Balance Sheets

5

Consolidated Statements of Operations and Deficit

6

Consolidated Statements of Comprehensive Loss

7

Consolidated Statements of Cash Flows

8

Notes to the Consolidated Financial Statements

9-21

Management’s Responsibility for Financial Reporting

The consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Bradley J. Moynes”

Bradley J. Moynes

President and Chief Executive Officer

“James Robert Moynes”

James Robert Moynes

Vice-President

Auditors’ Report

To the Shareholders of:

Black Diamond Brands Corporation

(Formerly Black Diamond Holdings Corporation)

We have audited the Consolidated Balance Sheets of Black Diamond Brands Corporation (formerly Black Diamond Holdings Corporation) as at December 31, 2007 and 2006 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss, and Cash Flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”

Chartered Accountants

Vancouver, B.C.

July 17, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated July 17, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”

Chartered Accountants

Vancouver, B.C.

July 17, 2008

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Balance Sheets

As at December 31, 2007 and 2006

(Expressed in Canadian Dollars)

	2007	2006
	$	$
ASSETS

CURRENT
Cash	7,314	23,283
GST Recoverable	13,847	15,867
Inventory	58,701	64,825
Prepaid Expenses	-	270

	79,862	104,245

Due from Related Company (Note 4(a))	6,883	6,883
Property and Equipment (Note 6)	1,655	2,017

	88,400	113,145

LIABILITIES

CURRENT
Accounts Payable and Accrued Liabilities	204,157	182,259
Current Portion of Promissory Notes Payable (Note 7(b))	19,737	41,777
Due to Related Parties (Note 5)	156,228	45,895
Due to Related Company (Note 4(b))	47,042	-

	427,164	269,931

Promissory Notes Payable (Note 7(a))	-	149,914
Due to Related Company (Note 4(b))	-	49,542

	427,164	469,387

SHAREHOLDERS’ DEFICIENCY

Share Capital (Note 8(b))	1,567,600	1,025,342
Contributed Surplus (Note 8(d))	9,400	9,400
Deficit	(1,915,764)	(1,390,984)

	(338,764)	(356,242)

	88,400	113,145

Nature and Continuance of Operations (Note 1)

Changes in Accounting Policies (Note 2)

Subsequent Events (Note 12)

Approved on Behalf of the Board:

“Bradley J. Moynes”

“James Robert Moynes”

Bradley J. Moynes, Director

James Robert Moynes, Director

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$

SALES	3,965	5,105	124,847

COST OF SALES	2,965	1,901	88,671

GROSS PROFIT	1,000	3,204	36,176

EXPENSES

Accounting and Legal	50,108	98,113	18,923
Advertising and Promotion	51,174	53,346	44,236
Amortization	362	467	692
Automobile	4,582	5,883	3,991
Consulting Fees (Note 8(b)(iv), Note 9(b))	255,656	52,954	41,086
Distributor Fees	432	11,253	22,368
Interest and Bank Charges (Note 9(c))	20,138	28,416	21,808
Inventory Write-Down	-	-	31,800
Management Fees (Note 9(a))	129,425	136,116	69,360
Office	6,943	4,169	19,125
Office Rent	12,303	14,099	8,378
Telephone	5,659	9,145	8,281
Travel	4,257	15,832	11,977
Warehouse Rent	3,112	5,518	14,535

	544,151	435,311	316,560

LOSS BEFORE OTHER ITEMS	(543,151)	(432,107)	(280,384)

Foreign Exchange Gain (Loss)	31,803	(8,565)	6,817
Net Loss on Settlement of Debts (Note 7(a),(b), Note 8(b)(iv))	(13,432)	-	-

NET LOSS FOR THE YEAR	(524,780)	(440,672)	(273,567)

Deficit, Beginning of the Year	(1,390,984)	(950,312)	(676,745)

DEFICIT, END OF THE YEAR	(1,915,764)	(1,390,984)	(950,312)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,882,702	12,109,393	9,629,693

BASIC AND DILUTED LOSS PER SHARE	(0.04)	(0.04)	(0.03)

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$

NET LOSS FOR THE YEAR	(524,780)	(440,672)	(273,567)

Other Comprehensive Loss for the Year	-	-	-

COMPREHENSIVE LOSS FOR THE YEAR	(524,780)	(440,672)	(273,567)

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$
CASH PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES

Net Loss for the Year	(524,780)	(440,672)	(273,567)

Non-Cash Items
Amortization	362	467	692
Consulting Fees	266,400	8,541	-
Interest and Bank Charges	-	8,882	-
Inventory Write-Down			31,800
Unrealized Foreign Exchange (Gain) Loss	(19,212)	3,820	(2,370)
Loss on Settlement of Debt	13,432	-	-

Change in Non-Cash Working Capital Accounts (Note 10(a))	30,312	(20,652)	34,312

	(233,486)	(439,614)	(209,133)

FINANCING ACTIVITIES

Shares Issued for Cash, Net of Issuance Costs	109,684	427,003	189,759
Repayments to Related Company	(2,500)	(12,800)	-
Advances from Related Parties	110,333	28,347	28,818
Repayments of Promissory Notes	-	-	(10,000)

	217,517	442,550	208,577

INVESTING ACTIVITY

Acquisition of Property and Equipment	-	-	(1,279)

(DECREASE) INCREASE IN CASH	(15,969)	2,936	(1,835)

Cash, Beginning of the Year	23,283	20,347	22,182

CASH, END OF THE YEAR	7,314	23,283	20,347

Supplemental Cash Flow Information (Note 10)

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Black Diamond Brands Corporation (“the Company”) is a distributor of liquor and wine products in the Province of British Columbia, Canada, and in the State of New York, United States. The Company was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia under the name Black Diamond Holdings Corporation.  On June 26, 2007, the Company changed its name to Black Diamond Brands Corporation.

While these accompanying consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption.  The Company continues to incur operating losses, and has a consolidated deficit of $1,915,764 as at December 31, 2007.  Operations for the year ended December 31, 2007 have been funded primarily from the issuance of share capital and the continued support of creditors.

The Company’s ability to continue operations is uncertain and is dependent upon its ability to achieve profitability and obtain new sources of financing.  The outcome of these matters cannot be predicted at this time.  These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Effective January 01, 2007, the Company adopted the accounting standards as set out in Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation” of the Canadian Institute of Chartered Accountants (CICA) Handbook.  These standards have been adopted on a prospective basis with no restatement to the prior years’ financial statements.

a)

Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (Continued)

a)

Financial Instruments (Continued)

Accordingly, the Company has classified its financial instruments as follows:

•

Cash is classified as held-for-trading and accordingly carried at its fair value;

•

Accounts receivable and amounts due from related company are classified as loans and receivables, and accordingly carried at their amortized costs;

•

Accounts payable and accrued liabilities, promissory notes payable, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and remeasurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at January 01, 2007.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates.  The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

b)

Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources.  The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles (“Cdn GAAP”).  The significant accounting policies followed by the Company and its subsidiaries are summarized below:

a)

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines, LLC.  All inter-company transactions and balances have been eliminated.

b)

Inventory

Inventory consists of liquor products and is valued at the lower of cost and net realizable value.  Cost of sales is determined on a weighted average cost basis.  Warehousing, shipping and related costs are excluded from cost of sales, and are expensed as incurred.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Property and Equipment

Property and equipment are recorded at cost.  Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Equipment	30% Per Annum, Declining Balance Basis
Furniture and Equipment	20% Per Annum, Declining Balance Basis

Improvements, repairs and maintenance costs are expensed as incurred.

d)

Share Capital and Stock-Based Compensation

The Company records proceeds from share issuances net of commissions and issuance costs.  Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares over a reasonable period of time before and after the date the terms of the agreement is agreed to.

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method.  The fair value of an option is estimated on the date of grant and expensed over the vesting period.  The fair value of an Agent’s warrant is determined on the date of grant and recorded as share issuance costs.  The Company estimates the fair value using the Black-Scholes option-pricing model. Consideration received on the exercise of stock options or Agent’s warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital.  The Company has not awarded any stock options for the years ended December 31, 2007 and 2006.

e)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Changes to these balances are recognized in income in the period in which they occur.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

f)

Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year.  Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of share purchase warrants is anti-dilutive.

g)

Revenue Recognition

Revenue is recognized upon shipment of products to the purchaser and when reasonable assurance exists regarding the collectibility of the consideration that will be derived from the sale of the products.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Advertising and Promotion

The Company expenses the cost of advertising in the year in which the advertising space or airtime is used.

i)

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant.  The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value.  In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.  As at December 31, 2007 and 2006, management believes there has been no impairment of the Company’s long-lived assets.

j)

Foreign Currency Translation

Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date.  Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to earnings in the period they arise.

The accounts of integrated foreign operations, which are recorded in United States dollars, have been translated into Canadian dollars using the temporal method as follows:

Monetary Assets and Liabilities	At the exchange rate prevailing at the balance sheet date
Non-Monetary Assets and Liabilities	At historical exchange rates
Revenue and Expense Items	At the average exchange rate for the year

Foreign exchange gains and losses from the translation of foreign operations are reflected in the statement of operations for the current year.

k)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of net recoverable amount of assets, the determination of the amortization period of property and equipment, the realization of future tax assets, the estimated amount of accrued liabilities, the fair value of shares issued for debt and services, and the fair value of agent’s warrants.  Actual results could differ from those estimates.

l)

Comparative Figures

Certain items in the prior years’ financial statements have been reclassified to conform with current year’s financial statements presentation.  Such reclassification is for presentation purposes only and has no effect on prior year’s net loss and deficit.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 4 – DUE FROM (TO) RELATED COMPANIES

		2007	2006
		$	$

a)	Amounts due from Black Diamond Trading Ltd., a company controlled by the Director and Officers of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.	6,883	6,883

b)	Amounts due to Paseo Investments Ltd., a company controlled by a person related to the Director and Officers of the Company, are unsecured, non-interest bearing and are due on December 31, 2008.	(47,042)	(49,542)

		(40,159)	(42,659)

NOTE 5 – DUE TO (FROM) RELATED PARTIES

	2007	2006
	$	$

Due to the President (also a Director) of the Company	97,887	37,473
Due to the Vice-President (also a Director) of the Company	53,557	9,422
Due to (from) a person related to the President and Vice-President of the Company	4,784	(1,000)

	156,228	45,895

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE 6 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2007
Computer Equipment	3,889	3,339	550
Furniture and Equipment	2,935	1,830	1,105

	6,824	5,169	1,655

2006
Computer Equipment	3,889	3,333	556
Furniture and Equipment	2,935	1,474	1,461

	6,824	4,807	2,017

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 7 – PROMISSORY NOTES PAYABLE

		2007	2006
		$	$
a)

On August 22, 2003, the Company issued a promissory note payable to a person related to the President and Vice-President of the Company for cash advanced to the Company in the amount of $159,914.  The note was unsecured, bore interest at 12% per annum, payable monthly (Note 9(c)), and had a maturity date on December 31, 2008.

On December 21, 2007 the Company settled the outstanding promissory note payable of $149,914 by issuing 2,141,629 common shares with a fair value of $277,234.  The Company recorded a loss on settlement of debt in the amount of $127,320.

The Company recorded an interest expense of $17,990 (2006 – $17,965).

		-	149,914

b)

On October 14, 2004, the Company issued a promissory note payable to an arm’s length party for cash advanced to the Company in the amount of $62,890 (US$50,000).  The note is secured by inventory and personal guarantees of the controlling shareholders of the Company and was due on January 14, 2006.  The Company was also required to make an additional payment to the lender in the amount of the greater of US$4.50 per case of La Joya wine sold or US$6,750 on maturity of the note.

During the year ended December 31, 2005, the Company issued 250,000 common shares in settlement of $31,445 (US$25,000) of the outstanding amount and paid $4,281 in interest.

During the year ended December 31, 2006, the Company accrued interest expense in the amount of $8,882 (US$6,750) pursuant to the agreement.

On December 21, 2007 the Company settled $21,053 (US$16,750) of the outstanding principal and accrued interest by issuing 200,000 common shares with a fair value of $25,890.  The Company recorded a loss on settlement of debt in the amount of $4,837.

As at December 31, 2007, the outstanding principal and accrued interest totalled $19,737 (US$15,000) which the Company and the lender agreed to settle at a fixed exchange rate of $0.76 Canadian dollar to one United States dollar. As at auditors’ report date, the loan has not been repaid.

		19,737	41,777

		19,737	191,691

	Less: Current Portion	(19,737)	(41,777)

		-	149,914

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value

b)

Issued and Outstanding

	Number of Common Shares	Amount $

Balance, December 31, 2005	10,735,447	599,198

Issued During the Year
For Cash – Private Placement, Net of Issuance Costs (i)	2,791,776	417,603
For Accounts Payable (ii)	50,000	8,541

Balance, December 31, 2006	13,577,223	1,025,342

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (iii)	500,000	109,684
For Debt
Promissory Note Payable to Related Party (Note 7(a))	2,141,629	277,234
Promissory Note Payable to Arm’s Length Party (Note 7(b))	200,000	25,890
For Accounts Payable (iv)	1,000,000	129,450

Balance, December 31, 2007	17,418,852	1,567,600

(i)

On April 28, 2006, the Company completed a brokered private placement of 1,591,776 units at a price of US$0.15 per unit, raising gross proceeds of $269,810 (US$238,766).  One unit consists of one common share and one share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until December 31, 2007.  The Company issued to the Agent 100,000 Agent’s warrants exercisable at a price of US$0.30 per share until December 31, 2007.

On October 24, 2006, the Company completed a brokered private placement of 1,200,000 units at a price of US$0.175 per unit, raising gross proceeds of $236,481 (US$210,000). One unit consists of one common share and one-half share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until June 30, 2008.  The Company issued to the Agent 120,000 Agent’s warrants exercisable at a price of US$0.30 per share until June 30, 2008.

In connection with these two private placements, the Company incurred share issuance costs totalling $88,688: finder’s fees of $40,615 (US$36,000), legal and professional fees of $38,673, and the fair value of Agent’s warrants of $9,400 (Note 8(d)).

(ii)

On April 20, 2006, the Company issued 50,000 common shares at US$0.15 per share for settlement of outstanding consulting fees in the amount of $8,541 (US$7,500) owing to the former Chief Financial Officer of the Company.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

b)

Issued and Outstanding (Continued)

(iii)

On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.40 per share until May 31, 2008.  The Company paid finders’ fees in the amount of $12,187 (US$11,250).

(iv)

Pursuant to a consulting agreement dated June 18, 2007 with an arm’s length party, the Company agreed to pay consulting fees of $266,400 (US$250,000) for investor relations services.  On December 21, 2007, the Company issued 1,000,000 common shares with a fair value of $129,450 for settlement of outstanding investor relations fees in the amount of $248,175, and recorded a gain on settlement of debt in the amount of $118,725.

c)

Share Purchase Warrants

The Company has the following warrants outstanding:

	Number of Warrants	Exercise Price Per Share US$

Balance, December 31, 2005	1,266,667	0.30

Issued During the Year (Note 8(b)(i))
Private Placement Warrants	2,191,776	0.30
Agent’s Warrants	220,000	0.30

Balance, December 31, 2006	3,678,443	0.30

Issued During the Year
Private Placement Warrants (Note 8(b)(iii))	500,000	0.40
Expired During the Year	(2,958,443)	0.30

Balance, December 31, 2007	1,220,000	0.34

The warrants expire between May 31, 2008 and June 30, 2008.

d)

Contributed Surplus and Stock Based Compensation

	2007	2006
	$	$

Balance, Beginning of the Year	9,400	-

Stock-Based Compensation on Agent’s Warrants	-	9,400

Balance, End of the Year	9,400	9,400

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

d)

Contributed Surplus and Stock Based Compensation (Continued)

The weighted average fair value of Agent’s warrants issued during the year ended December 31, 2006 was $0.04 per option. This amount was estimated on the grant date using the Black-Scholes option pricing model using the following assumptions: a risk-free interest rate of 4%; dividend yield of 0%; a stock price volatility of 78%; and an expected life of 20 months. Stock-based compensation charged against share capital was $9,400 for the year ended December 31, 2006.

There were no stock options or agent’s warrants granted during the year ended December 31, 2007.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s Agent’s warrants.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

		2007 $	2006 $	2005 $
a)	Management fees charged by the President (also Chief Executive Office and Director) and the Vice-President (also a Director), both major shareholders of the Company, for management, administration, supervision and company development services. On January 01, 2007, the Company entered into management agreements with the President and the Vice-President for general management and operational services for combined management fees of US$120,000 per annum. On January 01, 2008, the agreements were renewed for a ten-year term.	129,425	136,116	69,360

b)	Consulting fees charged by a company controlled by the former Chief Financial Officer of the Company for management and administration services.	-	33,116	30,526

c)	Interest accrued to a person related to the President and Vice-President of the Company for cash advanced to the Company (Note 7(a))	17,990	17,965	17,911

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 10 – SUPPLEMENTAL CASH FLOW INFORMATION

a)

Change in Non-Cash Working Capital Accounts

	2007	2006	2005
	$	$	$

GST Recoverable	2,020	(5,449)	(6,865)
Inventory	6,124	(49,710)	97,765
Prepaid Expenses	270	-	(270)
Accounts Payable and Accrued Liabilities	21,898	34,507	(56,318)

	30,312	(20,652)	34,312

b)

Significant Non-Cash Financing Activities

Issuance of Shares for Settlement of Accounts Payable	129,450	8,541	8,824
Issuance of Shares for Settlement of Promissory Notes Payable	303,124	-	31,445
Stock Based Compensation on Agent’s Warrants	-	9,400	-

	432,574	17,941	40,269

c)

Other Information

Interest Paid	14,354	18,379	21,008

NOTE 11 – INCOME TAXES

a)

Provision for Income Taxes

A reconciliation of the statutory tax rates with the Company’s income tax expense is as follows:

	2007	2006

Combined Canadian federal and provincial income tax rates	17.62%	17.62%

	$	$

Loss before income taxes	(524,780)	(440,672)

Expected income tax recovery	(92,467)	(77,646)
Items not deductible for tax purposes	328	474
Deductible share issuance costs	(4,676)	(4,246)
Unrecognized tax benefits	96,815	81,418

Total income tax expense (recovery)	-	-

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 11 – INCOME TAXES (Continued)

b)

Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets are:

	2007	2006

Future income tax assets resulting from:	$	$

Non-capital losses carry-forward	312,484	220,210
Share issuance costs	13,004	15,533
Tax value of assets in excess of net book values	268	204

Valuation allowance	(325,756)	(235,947)

Net future income tax assets	-	-

As at December 31, 2007, the Company and its subsidiaries have non-capital losses of approximately $1,772,000 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$

2008	205,000
2009	186,000
2010	36,000
2014	116,000
2015	279,000
2026	410,000
2027	540,000

1,772,000

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements.

NOTE 12 – SUBSEQUENT EVENTS

a)

In April 2008, the Company entered into a copyright licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on the Company’s wine bottles and for advertising and promotional use for a term of 3 years.

Pursuant to the agreement, the Company agreed to pay a fee of US$30,000 in consideration for prior uses of the copyrighted photographs.  The Company accrued such fee in advertising and promotion expense for the year ended December 31, 2007.  The Company is also committed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by the Company.

The above fees and royalty payments are secured by the personal guarantees of the President and Vice-President of the Company.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 12 – SUBSEQUENT EVENTS (Continued)

b)

On June 27, 2008, the Company completed a non-brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of US$150,000. One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.25 per share until June 15, 2009.  The Company paid finders’ fees in the amount of US$15,000.

c)

Pursuant to a Rights Purchase Agreement dated June 24, 2008, the Company agreed to acquire certain oil and gas rights in a property located in the Montag area of Alberta (the “Montag Property”) for a cash consideration of $20,500.  The acquisition is pending on the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the Montag Property.

NOTE 13 – SEGMENTED INFORMATION

The Company is a distributor of liquor and wine products and considers itself to be a single-segment operator.

Geographic Segment

Information regarding geographic segments is as follows:

	Total		Canada		USA
	2007	2006	2007	2006	2007	2006
	$	$	$	$	$	$

Sales	3,965	5,105	3,965	5,105	-	-

Inventory	58,701	64,825	10,238	13,309	48,463	51,516

Property and Equipment	1,655	2,017	1,655	2,017	-	-

Major customer

Sales generated from individual customers comprising 10% or more of the Company’s revenues are as follows:

	2007	2006
	$	$

British Columbia Liquor Distribution Branch	3,965	5,105

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada which would not differ in all material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and from practices prescribed by the United States Securities and Exchange Commission.  Accordingly, there were no reported differences for the Company for the years ended December 31, 2007 and 2006 which would require reconciliation from Cdn GAAP to US GAAP.

a)

Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”.

As described in note 11, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rates in Canada at December 31, 2007 and 2006 of 17.62%.  For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates.  These assets would have been reduced to $nil by a valuation allowance, which is consistent with the accounting treatment under Cdn GAAP.  Accordingly, there is no difference in the consolidated financial position or results of operations reported under Cdn GAAP and US GAAP for the years ended December 31, 2007 and 2006.

b)

Stock-Based Compensation

The Company’s policy for accounting for stock-based compensation awards under Cdn GAAP is disclosed in Note 3(d).  For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Cdn GAAP, under the Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock-Based Compensation”.  Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the years ended December 31, 2007 and 2006.

c)

Recent United States Accounting Pronouncements

(i)

Fair Value Measurements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements.  The standard is effective for fiscal period beginning after November 15, 2007.  The adoption of this statement does not have a material effect on these consolidated financial statements.

(ii)

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159 “Fair Value Option for Financial Assets and Liabilities” to permit entities to measure eligible financial instruments at fair value.  The standard is effective for fiscal period beginning after November 15, 2007.  The adoption of this statement does not have a material effect on these consolidated financial statements.